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                             September 1, 2020

       David Shen
       Chief Executive Officer
       OCA Acquisition Corp.
       485 Madison Avenue, 17th Floor
       New York, New York 10022

                                                        Re: OCA Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
25, 2020
                                                            CIK No. 0001820175

       Dear Mr. Shen:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS submitted August 25, 2020

       Cover Page

   1. Please limit the prospectus cover page to one page, as required by Item 501(b) of
                                                        Regulation S-K.
 David Shen
OCA Acquisition Corp.
September 1, 2020
Page 2

        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or James Lopez at 202-551-3536
with any other questions.



                                                        Sincerely,
FirstName LastNameDavid Shen
                                                        Division of Corporation
Finance
Comapany NameOCA Acquisition Corp.
                                                        Office of Real Estate &
Construction
September 1, 2020 Page 2
cc:       Jonathan H. Deblinger, Esq.
FirstName LastName